JUST A BABY, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

JUST A BABY, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), does hereby certify as follows:

A. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of Delaware on July 13, 2018.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with section 242 and section 245 of the General Corporation Law of the State of Delaware (the "GCL"), and restates, integrates and further amends the provisions of the Corporation's Certificate of Incorporation.

1. **Name**. The name of the Corporation is JUST A BABY, Inc.

2. **Registered Agent**. The Corporation's registered office in the State of Delaware is located at 8 The Green, Suite A, Dover, Kent County, Delaware 19901. Its registered agent at such address is A Registered Agent, Inc.

3. **Purpose**. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the GCL.

4. **Authorized Capital**.

    4.1. **In General**. The authorized capital of the Corporation shall consist of Ten Million (10,000,000) shares of common stock with $.001 par value per share ("Common Stock"), of which Two Million (2,000,000) are designated as "Class A Voting Common Stock" and Eight Million (8,000,000) are designated as "Class B Non-Voting Common Stock," and One Million (1,000,000) shares of preferred stock with $.001 par value per share ("Preferred Stock"). The number of authorized shares of any class stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the Class A Voting Common Stock.

    4.2. **Common Stock**.

        4.2.1. **In General**. The voting, dividend, and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of the Preferred Stock set forth herein.

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4.2.2. **Voting Rights**. Each holder of shares of Class A Voting Common Stock shall be entitled to one vote for each share of Class A Voting Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors. Except as otherwise required by applicable law, shares of Class B Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

4.2.3. **Other Rights**. Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical. Without limiting the preceding sentence (i) holders of the Class A Voting Common Stock and the Class B Non-Voting Common Stock shall have identical rights with respect to dividends, the identical right to receive distributions in liquidation of the Corporation, and the identical right to receive consideration upon the or consolidation of the Corporation into another entity; and (ii) if the Corporation shall in any manner split, subdivide, or combine the outstanding shares of Class A Voting Common Stock or Class B Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

4.3. **Preferred Stock**. The Board of Directors of the Corporation shall have the authority to authorize the issuance of Preferred Stock in one or more classes or series. The number and designation of such shares, and the respective rights (including voting rights) preferences, powers, privileges, restrictions, qualifications and limitations of such shares shall be set forth in one or more resolutions of the Board of Directors. The shares of each class or series of Preferred Stock may vary from the shares of any other class or series in any respect. The Board of Directors may increase the number of shares of Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock.

4.4. **Series Seed Preferred Stock**.

4.4.1. **In General**. Of the shares of authorized and unissued Preferred Stock of the Corporation, Five Hundred Thousand (500,000) shares are hereby designated "Series Seed Preferred Stock" with the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth in this section 4.3.

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4.4.2. **Liquidation, Dissolution, Etc**.

(a)   **Preferential Payments to Holders of Series Seed Preferred Stock**. In the case of a Liquidation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid the Series Seed Liquidation Amount out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof. In the event of a Deemed Liquidation Event, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid the Series Seed Liquidation Amount out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof. If upon any Liquidation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full Series Seed Liquidation Amount, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b)   **Payments to Holders of Common Stock**. In the event of a Liquidation, after the payment in full of all Series Seed Liquidation Amounts required to be paid to the holders of shares of Series Seed Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder. In the event of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series Seed Preferred Stock or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(c)   **Liquidation**. The term "Liquidation" means any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

(d)   **Deemed Liquidation Events**. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least 51% of the outstanding shares of Series Seed Preferred Stock agree otherwise:

(1)   A merger or consolidation, other than a merger or consolidation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a 50% of the capital stock of the surviving or resulting corporation; or

(2)   The sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation of all or substantially all its assets.

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(e) **Available Proceeds**. In the case of a Deemed Liquidation Event, the term "Available Proceeds" means the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders.

(f) **Series Seed Liquidation Amount**. The term "Series Seed Liquidation Amount" means the greater of (i) the amount originally paid by the holders of the shares of Series Seed Preferred Stock for their shares, or (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into shares of Class B Non-Voting Common Stock pursuant to section 4.3.3 immediately prior to the Liquidation or Deemed Liquidation Event.

4.4.3. **Elective Conversion**.

(a) **In General**. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Non-Voting Common Stock as is determined by dividing Ten Dollars ($10.00) by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The right to convert their shares, together with the other rights described in this section 4.3.3, are referred to as the "Conversion Rights."

(b) **Conversion Price**. The "Series Seed Conversion Price" shall initially be Ten Dollars ($10.00) for each share of Series Seed Preferred Stock sold. Such respective initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Class B Non-Voting Common Stock, shall be subject to adjustment as follows:

(1) **Adjustment for Stock Splits and Combinations**. If the Corporation shall effect a subdivision of the outstanding Class B Non-Voting Common Stock, the Series Seed Conversion Price then in effect immediately before that subdivision shall be proportionately decreased. If the Corporation shall combine the outstanding shares of Class B Non-Voting Common Stock, the Series Seed Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

(2)   **Adjustments for Other Dividends and Distributions**. In the event the Corporation fixes a record date for the determination of holders of Class B Non-Voting Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation (other than shares of Class B Non-Voting Common Stock) or in cash or other property (other than cash out of earnings or earned surplus, determined in accordance with generally accepted accounting principles), then and in each such event provision shall be made so that the holders of the Series Seed Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Class B Non-Voting Common Stock receivable thereupon, the kind and amount of securities of the Corporation, cash or other property which they would have been entitled to receive had the Series Seed Preferred Stock been converted into Class B Non-Voting Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period, giving application to all adjustments called for during such period under this paragraph with respect to the rights of the holders of the Series Seed Preferred Stock; provided, however, that no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Class B Non-Voting Common Stock on the date of such event.

(c)   **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series Seed Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Class B Non-Voting Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series Seed Preferred Stock.

(d)   **Termination of Conversion Rights**. In the event of a Liquidation, the Conversion Rights shall terminate at the close of business on the first full day preceding the date fixed for the payment of any amounts distributable on liquidation to the holders of Series Seed Preferred Stock.

(e)   **Fractional Shares**. No fractional shares of Class B Non-Voting Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then effective Series Seed Conversion Price.

(f)   **Mechanics of Conversion**. In order for a holder of Series Seed Preferred Stock to convert shares of Series Seed Preferred Stock into shares of Class B Non-Voting Common Stock, such holder shall surrender the certificate or certificates for such shares of Series Seed Preferred Stock, at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series Seed Preferred Stock represented by such certificate or certificates. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class B Non-Voting Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his/her or its attorney duly authorized in writing. The date of receipt of such certificates and notice by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) shall be the conversion date ("Conversion Date"), and the shares of Class B Non-Voting Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Date, issue and deliver at such office to such holder of Series Seed Preferred Stock, or to his or its nominees, a certificate or certificates for the number of shares of Class B Non-Voting Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.

(g)   **Reservation of Class B Non-Voting Common Stock for Conversion**. The Corporation shall at all times when the Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series Seed Preferred Stock, such number of its duly authorized shares of Class B Non-Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series Seed Preferred Stock. Before taking any action which would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Class B Non-Voting Common Stock issuable upon conversion of the Series Seed Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Class B Non-Voting Common Stock at such adjusted Series Seed Conversion Price.

(h)   **No Adjustment for Undeclared Dividends**. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Class B Non-Voting Common Stock delivered upon conversion.

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(i)   **Retirement of Series Seed Preferred Stock**. All shares of Series Seed Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Class B Non-Voting Common Stock in exchange therefor and payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and shall not be reissued, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

(j)   **No Impairment**. The Corporation will not, by amendment of its Certificate of Formation or Bylaws or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, impair or seek to impair the Conversion Rights.

(k)   **Notice of Record Date**. In the event:

(1)   The Corporation shall take a record of the holders of its Class B Non-Voting Common Stock (or other stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any series or any other securities, or to receive any other right; or

(2)   Of any capital reorganization of the Corporation, any reclassification of the Class B Non-Voting Common Stock of the Corporation, any consolidation or merger of the Corporation with or into another entity (other than a merger or consolidation in which all or substantially all of the individuals and entities who were beneficial owners of the Class B Non-Voting Common Stock immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the outstanding securities entitled to vote generally in the election of directors of the resulting, surviving or acquiring corporation or entity in such transaction); or

(3)   Any transfer of all or substantially all of the assets of the Corporation; or

(4)   Of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

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then, and in each such case, the Corporation will mail or cause to be mailed to the holders of the Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of Class B Non-Voting Common Stock (or such other stock or securities at the time issuable upon the conversion of the Series Seed Preferred Stock) shall be entitled to exchange their shares of Class B Non-Voting Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up. Such notice shall be mailed at least 10 days prior to the record date or effective date for the event specified in such notice.

4.4.4. **Mandatory Conversion**.

(a) **In General**. Upon the closing of the sale of shares of Class B Non-Voting Common Stock in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Class B Non-Voting Common Stock at the conversion rate then in effect. The date of any such transaction is referred to as the "Mandatory Conversion Date." On the Mandatory Conversion Date, all outstanding shares of Series Seed Preferred Stock shall be deemed to have been converted into shares of Class B Non-Voting Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to the Series Seed Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Class B Non-Voting Common Stock) will terminate, except only the rights of the holders thereof, upon surrender of their certificate or certificates therefor, to receive certificates for the number of shares of Class B Non-Voting Common Stock into which such Series Seed Preferred Stock has been converted, and payment of any declared but unpaid dividends thereon.

(b) **Notice**. All holders of record of shares of Series Seed Preferred Stock shall be given written notice of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock. Such notice need not be given in advance of the occurrence of the Mandatory Conversion Date. Such notice shall be sent by first class or registered mail, postage prepaid, to each record holder of Series Seed Preferred Stock at such holder's address last shown on the records of the transfer agent for the Series Seed Preferred Stock (or the records of the Corporation, if it serves as its own transfer agent).

(c) **Surrender of Certificates**. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock shall surrender his, her, or its certificate or certificates for all such shares to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Date and the surrender of the certificate or certificates for Series Seed Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his, her, or its written order, a certificate or certificates for the number of full shares of Class B Non-Voting Common Stock issuable on such conversion in accordance with the provisions hereof and cash in respect of any fraction of a share of Class B Non-Voting Common Stock otherwise issuable upon such conversion.

        4.4.5.   **Dividends**. The holders of shares of Series Seed Preferred Stock shall be entitled share in any dividends paid by the Corporation to the holders of the Class B Non-Voting Common Stock as if each share of Series Seed Preferred Stock were a share of Class B Non-Voting Common Stock.

        4.4.6.   **Voting**. Holders of shares of Series Seed Preferred Stock shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation, including but not limited to the election of directors.

    4.5.   **Transfer to Custodian**. Upon the written request of the Corporation, each holder of the Corporation's capital stock shall transfer his, her, or its shares to a custodian or transfer agent designated by the Corporation. Each holder shall be deemed to have appointed the Corporation as such holder's attorney-in-fact for the limited purpose of executing such documents or instruments as shall be reasonably necessary to effect such transfer. The transfer of shares pursuant to this paragraph shall not affect the rights or obligations of the transferring holder, and the cost of the custodian or transfer agent shall be borne by the Corporation.

5.   **Written Ballots**. Unless and except to the extent that the by-laws of the Corporation so require, the election of directors need not be by written ballot.

6.   **Limitation of Liability**. To the fullest extent permitted by law, a director shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this section 6 shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to such amendment.

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7.   **Indemnification; Advancement of Expenses**. The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the board of directors of the Corporation. Any amendment, repeal or modification of this section 7 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The provisions of this section 7 may be expanded upon, but not restricted, by the bylaws.

8.   **Bylaws**. In furtherance and not in limitation of the powers conferred by the GCL, the board of directors is expressly authorized to adopt, amend or repeal the bylaws or adopt new bylaws without any action on the part of the stockholders; provided that any bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

9.   **Right to Amend**. The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or bylaws, from time to time, to amend, alter or repeal any provision of the Certificate of Incorporation in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.

10.   **No Preemptive Rights**. No stockholder shall have any preferential or preemptive right to acquire additional shares of Stock except to the extent that, and on such terms as, the board of directors from time to time may determine by written resolution.

11.   **Effective Date**. The effective date of the filing of this Amended and Restated Certificate of Incorporation (the "Effective Date") shall be the date of its filing.

12.   **Reverse Stock Split**. Upon the Effective Date, every 6.32140 shares of the capital stock of the Corporation issued and outstanding immediately prior to the Effective Date shall, automatically and without any action on the part of the holders of such capital stock, be combined and converted into one (1) share of Class A Voting Common Stock, and each stock certificate existing immediately before the Effective Date shall be so amended.

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IN WITNESS WHEREOF, the undersigned President of the Corporation has executed this Amended and Restated Certificate of Incorporation on January 25, 2022.



_____
Paul Ryan, President

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